FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2024

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

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AstraZeneca PLC

INDEX TO EXHIBITS

1. Truqap recommended for EU breast cancer approval

29 April 2024

Truqap plus Faslodex recommended for approval in the EU by CHMP for patients with advanced ER-positive breast cancer

Recommendation based on CAPItello-291 results which showed the Truqap combination reduced the risk of disease progression or death by 50%
vs. Faslodex standard of care in a biomarker-altered population

AstraZeneca's Truqap (capivasertib) in combination with Faslodex (fulvestrant) has been recommended for approval in the European Union (EU) for the treatment of adult patients with estrogen receptor (ER)-positive, HER2-negative locally advanced or metastatic breast cancer with one or more PIK3CA, AKT1, or PTEN-alterations following recurrence or progression on or after an endocrine-based regimen.

The Committee for Medicinal Products for Human Use (CHMP) of the European Medicines Agency (EMA) based its positive opinion on the results from the CAPItello-291 Phase III trial published in The New England Journal of Medicine.1

In the trial, Truqap in combination with Faslodex reduced the risk of disease progression or death by 50% versus Faslodex alone in patients with tumours harbouring PI3K, AKT or PTEN alterations (based on hazard ratio of 0.50, 95% confidence interval 0.38-0.65; p=<0.001; median progression-free survival (PFS) 7.3 versus 3.1 months).1

In Europe, breast cancer remains the leading cause of cancer death, with more than 140,000 deaths in 2022 and more than 550,000 new patients diagnosed in the same year.2 HR-positive breast cancer (expressing estrogen or progesterone receptors, or both), is the most common subtype of breast cancer with 70% of tumours considered HR-positive and HER2-low or HER2-negative.3 More than 97% of HR-positive breast cancer tumours are ER-positive.4,5 Collectively, mutations in PIK3CA, AKT1 and alterations in PTEN occur frequently, affecting approximately 50% of patients with advanced HR-positive breast cancer.6-8 HR-positive breast cancer progression is often driven by estrogen receptors, and endocrine therapies that target ER-driven disease are widely used as 1st-line treatment in the advanced setting, and often paired with CDK4/6 inhibitors.9-11 However, resistance to these therapies develops in many patients with advanced disease, and alternative approaches are needed to extend the effectiveness of endocrine-based therapies.10

Mafalda Oliveira, MD, PhD, Senior Consultant at the Department of Medical Oncology, Vall d'Hebron University Hospital, and Senior Clinical Investigator of the Vall d'Hebron Institute of Oncology's (VHIO) Breast Cancer Group in Barcelona, Spain, said: "There is an urgent need to extend the effectiveness of widely used endocrine therapies in patients with advanced ER-positive breast cancer to delay disease progression or resistance. With this combination demonstrating a fifty per cent reduction in disease progression or death in patients with tumours harbouring PIK3CA, AKT1, or PTEN-alterations in the CAPItello-291 trial, this positive recommendation marks an important step in providing a much-needed new treatment option for approximately half of patients in this setting with these specific tumour biomarkers."

Susan Galbraith, Executive Vice President, Oncology R&D, AstraZeneca, said: "Today's news reinforces the practice-changing potential of Truqap in combination with Faslodex to extend the effectiveness of endocrine-based treatment approaches for patients who experience tumour progression on, or resistance to widely used endocrine-based therapies. This recommendation recognises the high unmet need in this biomarker-specific patient population, and if approved, patients in Europe with this specific type of disease may be able to benefit from this first-in-class treatment option."

In the CAPItello-291 trial, the safety profile of Truqap plus Faslodex was similar to that observed in previous trials evaluating this combination.1

Regulatory applications are currently under review in China and several other countries, and similar indications for Truqap in combination with Faslodex are already approved in Japan, the US and several other countries based on results from the CAPItello-291 trial.

Notes

HR-positive breast cancer
In Europe, breast cancer remains the leading cause of cancer death, with more than 140,000 deaths in 2022 and more than 550,000 new patients diagnosed in the same year.2

HR-positive breast cancer (expressing estrogen or progesterone receptors, or both), is the most common subtype of breast cancer with 70% of tumours considered HR-positive and HER2-low or HER2-negative.3

HR-positive breast cancer progression is often driven by estrogen receptors, and endocrine therapies that target ER-driven disease are widely used as 1st-line treatment in the advanced setting, and often paired with CDK4/6 inhibitors.9-11 However, resistance to CDK4/6 inhibitors and current endocrine therapies develops in many patients with advanced disease.10 Once this occurs, treatment options are limited - with chemotherapy being the current standard of care - and survival rates are low with approximately 35% of patients anticipated to live beyond five years after diagnosis.3,10,12

The optimisation of endocrine therapy and overcoming resistance to enable patients to continue benefiting from these treatments, as well as identifying new therapies for those who are less likely to benefit, are active areas of focus for breast cancer research.

CAPItello-291
CAPItello-291 is a Phase III, double-blind, randomised trial evaluating the efficacy of Truqap in combination with Faslodex versus placebo plus Faslodex for the treatment of locally advanced (inoperable) or metastatic HR-positive (ER-positive and ER-positive, progesterone receptor-positive), HER2-low or negative (immunohistochemistry (IHC) 0 or 1+, or IHC 2+/in-situ hybridisation (ISH)-negative) breast cancer.

The global trial enrolled 708 adult patients with histologically confirmed HR-positive, HER2-low or negative breast cancer whose disease has recurred or progressed during or after aromatase inhibitor therapy, with or without a CDK4/6 inhibitor, and up to one line of chemotherapy for advanced disease. The trial has dual primary endpoints of PFS in the overall patient population and in a population of patients whose tumours have qualifying alterations in the PI3K/AKT pathway (PIK3CA, AKT1 or PTEN genes). In the trial, approximately 40% of tumours had these alterations and approximately 70% of patients received a prior CDK4/6 inhibitor.

Truqap
Truqap is a first-in-class, potent, adenosine triphosphate (ATP)-competitive inhibitor of all three AKT isoforms (AKT1/2/3). Truqap 400mg is administered twice daily according to an intermittent dosing schedule of four days on and three days off. This was chosen in early phase trials based on tolerability and the degree of target inhibition.

Truqap is approved in Japan, the US and several other countries for the treatment of adult patients with HR-positive, HER2-negative locally advanced or metastatic breast cancer with one or more biomarker alterations (PIK3CA, AKT1 or PTEN) following recurrence or progression on or after an endocrine-based regimen based on the results from the CAPItello-291 trial.

Truqap is currently being evaluated in Phase III trials for the treatment of multiple subtypes of breast cancer and in other tumour types in combination with established treatments. The ongoing clinical research programme is focused on tumours reliant on signalling via the PI3K/AKT pathway, and in tumours harbouring biomarker alterations in this pathway.
Truqap was discovered by AstraZeneca subsequent to a collaboration with Astex Therapeutics (and its collaboration with the Institute of Cancer Research and Cancer Research Technology Limited).

Faslodex
Faslodex is an endocrine therapy indicated for the treatment of estrogen receptor-positive, locally advanced or metastatic breast cancer in postmenopausal women not previously treated with endocrine therapy, or with disease relapse on or after adjuvant anti-estrogen therapy, or disease progression on anti-estrogen therapy.

In the US, EU and Japan, Faslodex is also approved in combination with CDK4/6 inhibitors for the treatment of women with HR-positive, HER2-negative advanced or metastatic breast cancer, whose cancer has progressed after endocrine medicine. Faslodex represents a hormonal treatment approach that helps to slow tumour growth by blocking and degrading the estrogen receptor - a key driver of disease progression.

Faslodex is approved as monotherapy or in combination with medicines from various drug classes including CDK4/6, PI3K and AKT inhibitors for the treatment of patients with HR-positive advanced breast cancer and is being evaluated in combination with medicines from other drug classes.

AstraZeneca in breast cancer
Driven by a growing understanding of breast cancer biology, AstraZeneca is starting to challenge, and redefine, the current clinical paradigm for how breast cancer is classified and treated to deliver even more effective treatments to patients in need - with the bold ambition to one day eliminate breast cancer as a cause of death.

AstraZeneca has a comprehensive portfolio of approved and promising compounds in development that leverage different mechanisms of action to address the biologically diverse breast cancer tumour environment.

With Enhertu (trastuzumab deruxtecan), a HER2-directed antibody drug conjugate (ADC), AstraZeneca and Daiichi Sankyo are aiming to improve outcomes in previously treated HER2-positive and HER2-low metastatic breast cancer and are exploring its potential in earlier lines of treatment and in new breast cancer settings.

In HR-positive breast cancer, AstraZeneca continues to improve outcomes with foundational medicines Faslodex and Zoladex (goserelin) and aims to reshape the HR-positive space with first-in-class AKT inhibitor, Truqap, and next-generation SERD and potential new medicine camizestrant. AstraZeneca is also collaborating with Daiichi Sankyo to explore the potential of TROP2-directed ADC, datopotamab deruxtecan, in this setting.

PARP inhibitor Lynparza (olaparib) is a targeted treatment option that has been studied in early and metastatic breast cancer patients with an inherited BRCA mutation. AstraZeneca with MSD (Merck & Co., Inc. in the US and Canada) continue to research Lynparza in these settings and to explore its potential in earlier disease.

To bring much-needed treatment options to patients with triple-negative breast cancer, an aggressive form of breast cancer, AstraZeneca is evaluating the potential of datopotamab deruxtecan alone and in combination with immunotherapy Imfinzi (durvalumab), Truqap in combination with chemotherapy, and Imfinzi in combination with other oncology medicines, including Lynparza and Enhertu.

AstraZeneca in oncology
AstraZeneca is leading a revolution in oncology with the ambition to provide cures for cancer in every form, following the science to understand cancer and all its complexities to discover, develop and deliver life-changing medicines to patients.

The Company's focus is on some of the most challenging cancers. It is through persistent innovation that AstraZeneca has built one of the most diverse portfolios and pipelines in the industry, with the potential to catalyse changes in the practice of medicine and transform the patient experience.

AstraZeneca has the vision to redefine cancer care and, one day, eliminate cancer as a cause of death.

AstraZeneca
AstraZeneca (LSE/STO/Nasdaq: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development, and commercialisation of prescription medicines in Oncology, Rare Diseases, and BioPharmaceuticals, including Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on social media @AstraZeneca.

Contacts
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References
1.   Turner N, et al. Capivasertib in Hormone Receptor-Positive Advanced Breast Cancer. NEJM. 2023; 388:2058-70.

2.   World Health Organization. GLOBOCAN Europe Fact Sheet. Available at: https://gco.iarc.who.int/media/globocan/factsheets/populations/908-europe-fact-sheet.pdf. Accessed April 2024.

3.   National Cancer Institute. Surveillance, Epidemiology and End Results Program. Available at: https://seer.cancer.gov/statfacts/html/breast-subtypes.html. Accessed April 2024.
4.   Bae S, et al. Poor prognosis of single hormone receptor positive breast cancer: similar outcome as triple-negative breast cancer. BMC Cancer. 2015; 15:138.
5.   Cserni G, et al. Estrogen Receptor Negative and Progesterone Receptor Positive Breast Carcinomas-How Frequent are they? Pathol. Oncol. Res. 2011; 17:663-668.
6.   Howell S J, et al. Fulvestrant plus capivasertib versus placebo after relapse or progression on an aromatase inhibitor in metastatic, oestrogen receptor-positive, HER2-negative breast cancer (FAKTION). J Clin Oncol. 2022; 23:851-64.
7.   Hortobagyi G N, et al. Correlative Analysis of Genetic Alterations and Everolimus Benefit in Hormone Receptor-Positive, Human Epidermal Growth Factor Receptor 2-Negative Advanced Breast Cancer: Results From BOLERO-2. J Clin Oncol. 2016; 34:419-26.
8.   Millis S Z, et al. Landscape of phosphatidylinositol-3-kinase pathway alterations across 19784 diverse solid tumors. JAMA Oncol. 2016;2(12):1565-73.
9.   Lin M, et al. Comparative Overall Survival of CDK4/6 Inhibitors Plus Endocrine Therapy vs. Endocrine Therapy Alone for Hormone receptor-positive, HER2-negative metastatic breast cancer. J Cancer. 2020; 10.7150/jca.48944.
10.  Lloyd M R, et al. Mechanisms of Resistance to CDK4/6 Blockade in Advanced Hormone Receptor-positive, HER2-negative Breast Cancer and Emerging Therapeutic Opportunities. Clin Cancer Res. 2022; 28(5):821-30.
11.  Scabia V, et al. Estrogen receptor positive breast cancers have patient specific hormone sensitivities and rely on progesterone receptor. Nat Commun. 2022; 10.1038/s41467-022-30898-0.
12.  National Comprehensive Cancer Network. Clinical Practice Guidelines in Oncology (NCCN Guidelines). Available at: https://www.nccn.org/guidelines/guidelines-detail?category=1&id=1419. Accessed April 2024

Adrian Kemp
Company Secretary
AstraZeneca PLC

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 29 April 2024

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary